November 8, 2018

Bruce Cozadd
Chairman and Chief Executive Officer and Director
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road, Dublin 4, Ireland

       Re: Jazz Pharmaceuticals plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 6, 2018
           File No. 001-33500

Dear Mr. Cozadd:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Condensed Consolidate Financial Statements
2. Disposition, page 11

1. Please provide us an analysis with reference to authoritative literature supporting your determination of a $.5 million loss on sale to TerSera of the assets related to Prialt. In particular, address how you considered the $30 million of payments subject to certain conditions that may be received in the future and the literature upon which you relied.
 Bruce Cozadd
Jazz Pharmaceuticals plc
November 8, 2018
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 with any questions.



FirstName LastNameBruce Cozadd                            Sincerely,
Comapany NameJazz Pharmaceuticals plc
                                                          Division of
Corporation Finance
November 8, 2018 Page 2                                   Office of Healthcare
& Insurance
FirstName LastName